EXHIBIT 11.1

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

The following tabulation presents the calculation of basic and fully diluted earnings per share for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
Reported income (loss) from continuing operations	$(13,099,948)	$(5,023,133)	$(2,381,351)

Reported income (loss) from discontinued operations	$—	$5,927,331	$958,467

Earnings (losses) on shares	$(13,099,948)	$904,198	$(1,422,884)

Weighted average shares outstanding - basic	4,695,380	4,642,182	4,572,301

Earnings per share - basic
Income (loss) from continuing operations	$(2.79)	$(1.08)	$(0.52)

Net income (loss)	$(2.79)	$0.19	$(0.31)

Weighted average shares outstanding – diluted	4,695,380	4,642,182	4,572,301

Earnings per share - diluted
Income (loss) from continuing operations	$(2.79)	$(1.08)	$(0.52)

Net income (loss)	$(2.79)	$0.19	$(0.31)